Exhibit 12B

                                Ford Motor Company and Subsidiaries

       CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
       ----------------------------------------------------------------------------------------
                                         (in millions)



                                                  First
                                                 Quarter              For the Years Ended December 31
                                                             ---------------------------------------------------
                                                  1995       1994       1993       1992       1991       1990
                                                  -------    -------    -------    -------    -------    -------
Earnings
- --------
  Income/(loss) before income taxes and
   cumulative effects of changes in accounting
   principles                                    $2,579     $ 8,789    $ 4,003    $  (127)   $(2,587)   $ 1,495
  Equity in net (income)/loss of affiliates
   plus dividends from affiliates                   (14)       (182)       (98)        26         69        171
  Adjusted fixed charges a/                       2,433       8,122      7,648      8,113      9,360      9,690
                                                  ------     -------    -------    -------    -------    -------

    Earnings                                     $4,998     $16,729    $11,553    $ 8,012    $ 6,842    $11,356
                                                  ======     =======    =======    =======    =======    =======

Combined Fixed Charges and
 Preferred Stock Dividends
- --------------------------
  Interest expense b/                            $2,351     $ 7,787    $ 7,351    $ 7,987    $ 9,326    $ 9,647
  Interest portion of rental expense c/              67         265        266        185        124        105
  Preferred stock dividend requirements of
   majority-owned subsidiaries d/                    51         160        115         77         56         83
                                                  ------     -------    -------    -------    -------    -------
    Fixed charges                                 2,469       8,212      7,732      8,249      9,506      9,835

Ford preferred stock dividend requirements e/       117         472        442        317         26          0
                                                  ------     -------    -------    -------    -------    -------

  Total combined fixed charges and
   preferred stock dividends                     $2,586     $ 8,684    $ 8,174    $ 8,566    $ 9,532    $ 9,835
                                                  ======     =======    =======    =======    =======    =======

Ratios
- ------
  Ratio of earnings to fixed charges                2.0         2.0        1.5        f/         g/         1.2

  Ratio of earnings to combined fixed
   charges and preferred stock dividends            1.9         1.9        1.4        h/         i/         1.2

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- - - - - -
a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority-owned subsidiaries.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc., increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor
   Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings inadequate to cover fixed charges by $237 million.
g/ Earnings inadequate to cover fixed charges by $2,664 million.
h/ Earnings inadequate to cover combined fixed charges and
   preferred stock dividends by $554 million.
i/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.